Exhibit 99.1

Micromem Technologies Inc. Signs Development Contract with Westwind Air Bearings

"The World's Largest Specialist Air Bearing Designer and Manufacturer"

TORONTO AND NEW YORK, May 11 /CNW/ - Micromem Technologies Inc. (the "Company") (CNSX: MRM), (OTCBB: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc., announced today they have been awarded a development contract by Westwind Air Bearings (www.westwind-airbearings.com ). The terms of the contract are to design, and upon successful completion of testing, deliver manufacturing quantities of the Company's patented Hall sensor for high-speed motor control applications. The Company has received an initial deposit as part of a larger contract and has a development schedule with an expected completion date of July, 2011. The Company is currently under a non disclosure agreement that prevents the company from disclosing any details pertaining to the contract.

Micromem's patented Hall sensor was chosen for three key reasons. The technology has an extremely small footprint for integration into the client's existing motor design, an absolutely stable output performance over a wide speed range of operation and the sensor's historically proven ability to operate in a noisy and disruptive environment.

Joseph Fuda, CEO of Micromem stated, "We are very pleased to be working with an industry leader such as Westwind Air Bearings." Fuda further states, "This is Micromem's second revenue generating contract this year and based on the historical performance of our technology, the Company anticipates a successful completion of the prototype."

Westwind Air Bearings is the world's leading specialty manufacturer of air bearing spindles. Westwind's technology is used across a broad spectrum of industries throughout the world - for applications which include printed circuit board (PCB) manufacture, semiconductor processing and specialist coatings delivery systems. In today's PCB industry there are more Westwind drilling spindles in use than any other brand. Westwind is part of GSIG Inc., a world leader in the manufacture of precision motion components, lasers, and laser-based advanced manufacturing systems to the global medical, semiconductor, electronics, and industrial markets.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF

CNSX - Symbol: MRM

Shares issued: 98,099,511
SEC File No: 0-26005

For further information:
Investor Contact:

Jason Baun, Chief Information Officer; Tel. 416-364-2023

CO: Micromem Technologies Inc.

CNW 15:00e 11-MAY-11